FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Act of 1934

                        For the month of March 2004

                        Mexico Mining, S.A. de C.V.
              (Translation of Registrant's name into English)

                        Minera Mexico, S.A. DE C.V.
                     Baja California 200 Col. Roma Sur
                            06760 Mexico, D.F.
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

                         Form 20-F X          FORM 40-F

Indicate by check mark whether the registrant by furnish the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934

                            Yes:               No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 SIGNATURE PAGE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MINERA MEXICO, S.A. DE C.V.

Date: Mayo 9, 2003


By:
Name: Hector Nieto Castilla
Title: Managing Director, Finance









                  MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                   (Subsidiary of Americas Mining Corporation)


                       CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 2004 AND 2003




The Minera Mexico consolidated financial statements are prepared in accordance with generally accepted accounting principles in United States of America.













































                 MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2004 AND 2003
                     STATED IN THOUSANDS OF U.S. DOLLARS

                  A  S  S  E  T  S

                                                         2004          2003
CURRENT:
Cash and marketable securities                    $    127,272    $    85,262
  Notes and accounts receivable
  Trade,                                                99,228         60,726
  Affiliated companies                                  48,943         26,942
  Recoverable taxes                                     30,934         48,754
  Other                                                 15,518         25,734
                                                    ----------     ----------
                                                       194,622        162,156

Inventories of primary and secondary
  metals and byproducts                                132,637        129,425
Materials and supplies,                                100,293        104,070
Prepaid expenses and other                               5,956          5,575
                                                    ----------     ----------
     Total current assets                              560,779        486,488

GRUPO MEXICO                                             6,906          6,906

DEFERRED CHARGES AND OTHER                               7,861         10,309

  Property, plant and equipment                      3,466,211      3,448,435
  Accumulated Depreciation and Amortization         (1,367,143)    (1,306,653)
                                                    ----------     ----------
PROPERTY AND EQUIPMENT, NET                          2,099,068      2,141,782

INVESTMENTS IN ASSOCIATED COMPANIES
  AND OTHERS                                             3,548          2,952

GOODWILL                                                17,041         13,491
                                                    ----------     ----------
                                                  $  2,695,203   $  2,661,928
                                                    ==========     ==========






The accompanying eight notes are an integral part of these consolidated financial statements.










                 LIABILITIES AND STOCKHOLDERS'EQUITY
                                                         2004         2003
CURRENT LIABILITIES:
  Notes and interest payable                         $    59,454  $   194,010
  Dividend payable                                        11,634       13,934
  Accounts payable and accrued liabilities               135,624      240,313
  Affiliated companies                                    58,258       83,316
  Income tax and asset tax                                 2,660       20,695
  Employee profit sharing                                    428          940
  Deferred taxes                                          91,260       93,568
                                                      ----------   ----------
        Total current liabilities                        359,317      646,776

LONG-TERM DEBT                                         1,258,403    1,133,273

DEFERRED TAXES                                           115,010      221,806

LONG-TERM AFFILIATED COMPANIES                            59,374       59,374

VOLUNTARY RETIREMENT AND SENIORITY
  PREMIUMS RESERVE                                        25,036       32,314
                                                      ----------   ----------
        Total liabilities                              1,817,141    2,093,543

  MINORITY INTEREST                                       77,758       68,793

STOCKHOLDERS' EQUITY:
  Capital stock                                          431,536      423,842
  Treasury shares                                        (71,617)     (53,738)
  Additional paid-in capital by merger                     5,369         -
  Additional paid-in capital                             104,553          727
  Other comprensive income                               (14,713)     (23,954)
  Retained earnings                                      248,908      166,810
  Profit and (loss)                                       96,268      (14,095)
                                                      ----------   ----------
        Total stockholders' equity                       800,305      499,591
                                                      ----------   ----------
                                                     $ 2,695,203  $ 2,661,928
                                                      ==========   ==========






The accompanying eight notes are an integral part of these consolidated financial statements.











               MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
               FOR THE PERIODS ENDED MARCH 31, 2004 and 2003
                    STATED IN THOUSANDS OF U.S. DOLLARS

                                                  2004     %      2003     %

NET SALES                                        328,458  100    147,293  100
COST OF SALES                                    152,063   46    176,271   73
                                              ----------        --------
                                                 176,395   54     40,022   27
OPERATING EXPENSES:
 Administrative expenses                           9,543    3      7,862    5
 Depreciation and amortization                    28,539    9     29,109   20
                                              ----------        --------
OPERATING INCOME (LOSS)                          138,313   42      3,050    2
                                              ----------        --------
     COST OF FINANCING:
 Interest expense, net                            26,027    8     24,640   17
 Exchange (gain) loss, net                         3,262    1     (9,082)  (6)
                                              ----------        --------
                                                  29,289    9     15,558   11
 OTHER (EXPENSES) INCOME, net                        352    -        552    -

     Income (Loss) before provisions             109,376   33    (11,956)  (8)

PROVISIONS FOR:
 Income taxes                                        216    -        488    -
 Deferred tax                                      1,531    -     (4,619)  (3)
 Asset tax                                         8,339    3      5,737    4
                                              ----------        --------
                                                  10,086    3      1,605    1
   Consolidated net income (loss)             ----------        --------

     for the periods                              99,289   30    (13,561)  (9)
                                              ==========        ========
ALLOCATION OF CONSOLIDATED NET INCOME (LOSS):
Minority interest                                  3,021    -        534    1
Majority interest                                 96,268   29    (14,095) (10)
                                              ----------        --------
                                                  99,289   30    (13,561)  (9)
                                              ==========        ========

   Average realized copper price(cts. Pound)      124.00           78.00
   Average realized zinc price (cts. Pound)        51.00           39.00
   Exports                                         57.69%          25.83%
   Ratio of EBITDA to interest expense              5.50            1.47
   Inflation rate                                   4.23%           5.64%
   Devaluation rate (average)                       1.79%          18.46%
   Earnings per share                               0.13           (0.02)
   Number of shares                          769,604,346     659,463,779




The accompanying eight notes are an integral part of these consolidated financial statements.

                  MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                   (Subsidiary of Americas Mining Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

                        (In thousands of U..S. dollars)


NOTE 1- DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

The operating companies that comprise Minera Mexico, S.A. de C.V. ("MM") and Subsidiaries (collectively, "the Company") are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals as well as the mining of coal and the refinement of copper, gold and silver. The Company is a 98.91% owned indirect subsidiary of Grupo Mexico, S.A. de C.V. ("GMEXICO") through its holding company Americas Mining Corporation (AMC).

At General Ordinary Stockholders' Meeting held on May, 28, 2003, the stock-holders agreed to merge Grupo Minero Mexico, S.A. de C.V. ("GMM") a wholly - owned subsidiary into MM. The merger became effective as from May 31, 2003, as a result of which, the MM acquired all the assets, liabilities and capital of the merged company, which ceased to exist as a legal entity. This operation generated a Ps50,847 decrease in stockholders' equity.

NOTE 2  BASIS OF PRESENTATION:

a. Consolidation of financial statements -

The consolidated financial statements as of March 31, 2004 and 2003 include the financial statements of GMM (a 98.91% owned subsidiary of Minera Mexico, S.A. de C.V.) and those of its subsidiaries that consolidate the financial statements of their subsidiaries mentioned as follows:

                                                           Ownership percentage
                                                               As of March
Company                                                         31, 2004

Mexicana de Cobre, S.A. de C.V. (Mexcobre)                       96.43%
Mexicana de Cananea, S.A. de C.V. (Mexcananea)                   98.49%
Industrial Minera Mexico, S.A. de C.V. (Immsa)                    100%
Minerales Metalicos del Norte, S.A. (Mimenosa)                    100%
Minera Mexico Internacional, Inc. (MMI)                           100%
Others companies                                                  100%

The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

MM is not a corporation separate from the Grupo Mexico, S.A. de C.V. (GMEX). It is, however, an entity establishment, registered pursuant to Mexican Law, through which the Company holds assets, incurs liabilities and conducts ope-rations in Mexico. MM comprises substantially all the assets and liabilities of the Company associated with its mining operations in Mexico.



Foreign exchange - The Company's functional currency is the U.S. dollar. MM maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inven-tory, property plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are included in net earnings.

b. Reclassifications -

Certain amounts in the financial statements as of and for the quarter ended March 31, 2004 and 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended March 31, 2004.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Cash and cash equivalents -

Cash and temporary investments are primarily short-term investment fund, varia-ble income securities and bank deposits with original maturities of three months or less, and are valued at market.

b. Impairment of long-lived assets -

The Company, periodically reviews the recoverable value of its long-lived tangible and intangible assets, including the goodwill, based on estimated gross future cash flow from its cash-generating units. If the book value of the assets exceeds the discounted value it recognizes impairment. The procedure and criteria used by the Company are in line with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144 "Impairment of the Value of Long-Lived Assets and their Disposal". Management of the Company considers that as result of the study made at December 31, 2003 no impairment losses need to be recognized.

c. Deferred charges -

- Stripping costs- Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste mate-rials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine's revenues.


- Leaching material - Mexcananea capitalizes the cost of materials with low copper content, extracted during the mining process ("leaching material"), which are accumulated in areas known as leach dumps. The amortization of the capitalized costs is determined based on the individual depletion of the leach dumps, which is approximately from 5 to 8 years.

- Mine development costs- Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development cost. Capitalized mine development cost are amortized on a straight-line basis over the estimated use-ful lives of the corresponding proven metal reserves.

- Other deferred expenses- Other deferred expenses comprise mainly licenses, expenses related to the development of software for internal use, and debt restructuring expenses, which are capitalized and amortized on a straight-line basis over an average period between three and ten years, beginning in 1999 and 2000.

d. Investment in shares of associated and other unconsolidated companies-

Accounted for using the equity method on the based on the financial statements of associated and other unconsolidated companies and restated on the same basis as of the Company.

e. Goodwill -

 Beginning in 1998 the woodwill from the acquisition of Mexcananea is being amortized over 10 years, the terms over which the benefits from this invest-ment is expected to be realized.

f. Employee benefit obligations -

The Company records the liabilities from seniority premiums, pensions and reti-rement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordin-gly, the liability is being accrued which at present value will cover the obli-gation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

Mexcananea provides medical and hospital services to all active employees and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.) and in accordance with needs to be US GAAP - FAS 112-, Mexcananea records the liability for postre-tirement medical benefits based on actuarial calculations under the projected unit credit method and using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, the Company is accruing that liability, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they are made.
g. Income tax, asset tax and employee statutory profit-sharing -

Income tax and employee statutory profit-sharing are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not likely of being realized. Deferred emplo-yees' statutory profit-sharing is derived from temporary differences between the accounting income and income for employees' statutory profit-sharing pur-poses.

Asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented in the balance sheet together with defe-rred income tax.

h. Foreign currency balances and transactions -

Monetary assets and liabilities denominated in foreign currency are translated into US dollars at the applicable exchange rate in effect at the balance sheet date Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing income (cost) in the consolidated statements of operations.

i. Revenue recognition -

Most of the Company's copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of the Company's copper production is sold in the form of concentrate under contracts of one to three years duration. Silver and gold are sold under monthly contracts or in spot sales. Revenues are recorded primarily in the month the product is shipped to customers based on prices established in sales contracts.

j. Hedging activities -

Derivate instruments may be used to manage exposure to market risk from changes in comoodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. To qualify for hedge accounting deriva-tive instruments must be designated as a hedge in writing at acquisition or inception of the contract. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Derivative financial instruments that fail to qualify for hedge accounting are carried at fair value and all unrealized gains or losses are recognized in earnings.

The Company's derivative transactions during 2004 and 2003 were limited in volume and restricted to risk management. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Execu-tive Risk Committee. The objective of the committee, which is currently com-prised of the Chairman of the Board, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.



The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales. Options and futures contracts are carried at fair value with unrealized gains or losses recognized in current earnings. Realized gains or losses from the sale or exercise of options and from the settlement of futures contracts are recognized in the period in which the underlying hedged production is sold.

k. Swap agreements -

Swap agreements limit the effect of changes in the price of the underlying transactions. The Company's swap agreements generally do not meet hedge accoun-ting criteria and are carried at fair value with unrealized gains or losses recognized in current earnings. The Company enters into interest rate swap agreements to limit the effect of increases in interest rates on floating rate debt. The current differential to be paid or received as interest rates change under any such agreement is recorded in interest expense. Diesel fuel swap agreements are entered into to limit the effect of increases in the price of diesel fuel. The differential to be paid or received as diesel fuel prices change is recorded as a component of cost of sales. Foreign currency swap agreements are entered into to limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The difference to be paid or received as exchange rates change is included in the cost of the input for which it was obtained.

l. Estimates
 The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circums-tances, actual results may differ.

m. Impact of New Accounting Standards:

Effective January 1, 2003, the Company adopted Statement of Financial Accoun-ting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements.

Effective January 1, 2003, the Company implemented SFAS No. 145, "Rescission of SFAS Nos. 4,44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraor-dinary items only if they meet criteria outlined in Accounting Principles Bulletin No. 30.

Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructu-ring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

Effective January 1, 2003, the Company adopted SFAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statement.

Effective January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148), SFAS No. 148 des not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities ("VIEs") must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and re-wards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The Company has not entered into any arrangements or made any investments which qualify as a VIE in the period from January 31, 2003 to March 31, 2004 nor is it party to any such arrangements. The adoption of FIN 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, inclu-ding certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This State-ment establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Company's financial statements. The Company has no financial instruments during the period June 1 through June 30, 2003, which would have required adoption of this SFAS prior to July 1, 2003.

NOTE 4 STOCKHOLDERS' EQUITY:

At March 31, 2004, the Company's capital stock amounted to $431,536 represented by 769,604,346 shares, of which 630,000,000 Class I correspond to the fixed portion and 139,604,346 Class II shares to the variable portion.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stock-holders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 5 - INCOME TAXES, ASSET TAX AND EMPLOYEE STATUTORY PROFIT SHARING:

In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35% with the obligation to pay 30% currently and the option of deferring the rema-inning 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until it reaches
32% in 2005. The deduction for employee statutory profit-sharing and the obli-gation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the in-come tax payable for the same period, If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following ten years.

Taxable income- The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. The resulting benefit is recognized in MM.

The Company calculates employee statutory profit-sharing using the guidelines established in the Income Tax Law.

NOTE 6 - FINANCIAL INSTRUMENTS:

a. Fair value of financial instruments -

For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.


b. Concentration of risk -

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

The Company invests or maintains available cash with various high quality banks principally in Mexico and US or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 7 - CONTINGENCIES AND COMMITMENTS:

The Company is involved in various legal proceedings derived from its normal operations. However, according to management, a reasonable amount has been reserved to cover any individual or collective court decisions in connection with these proceedings.

NOTE 8 - RELEVANT EVENT:

On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

SPCC has formed a special committee of Disinterested Directors, comprising of member of its Board, to evaluate whether the proposal is in the best interests of the stockholders of the Company. GMEXICO notes that there can be no assu-rance as to whether agreement can be reached with regard to this transaction.

If consummated, the transaction would result in the Company having a single class of common stock, listed on the New York and Lima stock exchanges.


































                               OPERATING RESULTS












































                          MINERA MEXICO, S.A. DE C.V.
                                  S A L E S
                  ACUMULATED AS OF MARCH 31st, 2004 AND 2003


         C O N C E P T                       REAL      REAL   VARIATION    %
                                             2004      2003

                                V  O  L  U  M  E

GOLD                               (Kg)        231       200        31     16
SILVER                             (Kg)    125,569   111,017    14,552     13
LEAD                               (TONS)    4,756     5,801    (1,046)   (18)
COPER                              (TONS)   75,501    53,792    21,709     40
ZINC                               (TONS)   27,210    22,638     4,572     20
ZINC CONTAINED  IN CONCENTRATES    (TONS)    2,387     4,024    (1,637)   (41)
COPPER CONTAINED IN CONCENTRATES   (TONS)   13,434       (29)   13,463    100


                           THOUSAND OF U.S. DOLLARS

GOLD                                1%       2,927     2,240       687     31
SILVER                              8%      25,580    16,525     9,055     55
LEAD                                1%       3,663     2,619     1,044     40
COPPER                             63%     206,887    92,594   114,293    123
ZINC                                9%      30,487    18,942    11,545     61
ZINC CONTAINED  IN CONCENTRATES     1%       1,818     2,126      (308)   (14)
COPPER CONAINED IN CONCENTRATES    10%      33,593       (26)   33,619    100
OTHERS                              7%      23,503    12,273    11,230     92
                                         --------- ---------  --------    ---
           T O T A L              100%     328,458   147,293   181,165    123


                           % OF CONTRIBUTION PER COMPANY

                                   VARIATION IN      % OF PARTICIPATION
                                     2004/2003        TOTAL SALES 2004
                                      DOLLARS             DOLLARS
                                      -------             -------
MEXCOBRE                                145%                 58%
I.M.M.S.A.                               63%                 22%
MEXCANANEA                              161%                 20%
MINERA MEXICO                           123%                100%















                                MINERA MEXICO, S.A. DE C.V.
                                        SALES
                       ACUMULATED AS OF MARCH 31st, 2004 AND 2003
                              (THOUSAND OF U.S. DOLLARS)

         C O N C E P T                                         VARIATION    %
                                           2004       2003

       MINERA MEXICO
GOLD                                       2,927      2,240        687     31
SILVER                                    25,580     16,525      9,055     55
LEAD                                       3,663      2,619      1,044     40
COPPER                                   206,887     92,594    114,293    123
ZINC                                      30,487     18,942     11,545     61
ZINC CONTAINED  IN CONCENTRATES            1,818      2,126       (308)   (14)
COPPER CONTAINED IN CONCENTRATES          33,593        (26)    33,619    100
OTHERS                                    23,503     12,273     11,230     92
                                       ---------  ---------  ---------    ---
            T O T A L                    328,458    147,293    181,165    123


            MEXCOBRE
GOLD                                       1,277      1,679       (402)   (24)
SILVER                                     3,779      6,593     (2,814)   (43)
COPPER                                       641          5        636 12,720
ELECTROLYTIC CATHODIC COPPER             103,858     38,748     65,110    168
ELECTROWON CATHODIC COPPER                18,633      9,246      9,387    102
COPPER ROD                                43,328     22,040     21,288     97
COPPER CONTAINED IN CONCENTRATES              74       -            74    100
MOLYBDENUM                                15,945      5,585     10,360    185
OTHERS                                     3,970      2,102      1,868     89
                                       ---------  ---------    -------    ---
            SUBTOTAL                     191,505     85,998    105,507    123
INTERCOMPANY  SALES                        1,362      8,350     (6,988)   (84)
                                       ---------  ---------  ---------    ---
            TOTAL                        190,143     77,648    112,495    145
                                       =========  =========  =========    ===


 IMMSA/MIMENOSA(underground mines)
GOLD                                       1,405      1,698       (293)   (17)
SILVER                                    17,668     13,336      4,332     32
LEAD                                       3,663      2,619      1,044     40
COPPER                                    11,237      6,079      5,158     85
ZINC                                      25,537     19,966      5,571     28
ZINC CONTAINED IN CONCENTRATES             4,875      2,126      2,749    129
COPPER CONTAINED IN CONCENTRATES          15,190        673     14,517  2,157
OTHERS                                     6,485      5,372      1,113     21
                                       ---------  ---------    -------    ---
            SUBTOTAL                      86,060     51,869     34,191     66
INTERCOMPANY SALES                        13,989      7,644      6,345     83
                                       ---------  ---------    -------    ---
            TOTAL                         72,071     44,225     27,846     63
                                       =========  =========    =======    ===




          MEXCANANEA
SILVER                                     2,009        452      1,557    344
COPPER                                      -          (136)       136   (100)
COPPER CATHODES                           31,996     25,717      6,279     24
COPPER CONTAINED IN CONCENTRATES          83,356     20,568     62,788    305
                                       ---------  ---------  ---------    ---
            SUBTOTAL                     117,361     46,601     70,760    152
INTERCOMPANY SALES                        51,117     21,181     29,936    141
                                       ---------  ---------  ---------    ---
            TOTAL                         66,244     25,420     40,824    161
                                       =========  =========  =========    ===















































                        MINERA MEXICO, S.A. DE C.V.
                               SALES VOLUME
                ACUMULATED AS OF MARCH 31st 2004 AND 2003
                            METRIC TONS (MT)


              C O N C E P T
                                          2004      2003     VARIATION    %
          MINERA MEXICO

GOLD    (Kg)                                231        200         31     16
SILVER  (Kg)                            125,569    111,017     14,552     13
LEAD                                      4,756      5,801     (1,046)   (18)
COPPER                                   75,501     53,792     21,709     40
ZINC                                     27,210     22,638      4,572     20
ZINC CONTAINED IN CONCENTRATES            2,387      4,024     (1,637)   (41)
COPPER CONTAINED IN CONCENTRATES         13,434        (29)    13,463      -

          MEXCOBRE

GOLD    (Kg)                                 95        150        (55)   (37)
SILVER  (Kg)                             16,792     44,089    (27,297)   (62)
COPPER                                      725         66        659  1,002
ELECTROLYTIC CATHODIC COPPER             34,052     22,147     11,905     54
ELECTROWON CATHODIC COPPER                6,572      5,362      1,210     23
COPPER ROD                               16,141     12,265      3,876     32
COPPER CONTAINED IN CONCENTRATES              2          0          2    100
MOLYBDENUM                                  943        687        256     37

          IMMSA/MIMENOSA

GOLD    (Kg)                                103        151        (48)   (32)
SILVER  (Kg)                             82,687     93,426    (10,739)   (11)
LEAD                                      4,756      5,801     (1,046)   (18)
COPPER                                    3,924      4,006        (82)    (2)
ZINC                                     23,404     24,086       (682)    (3)
ZINC CONTAINED IN CONCENTRATES            7,579      4,024      3,555     88
COPPER CONTAINED IN CONCENTRATES          6,648        635      6,013    946

          MEXCANANEA

SILVER  (Kg)                              9,381      3,044       6,337   208
COPPER CATHODES                          12,330     15,574      (3,244)  (21)
COPPER CONTAINED IN CONCENTRATES         33,870     13,973      19,897   142














                        MEXICANA DE COBRE, S.A. DE C.V.
               COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                    ACUMULATED OF MARCH 31st. 2004 AND 2003
          C O N C E P T                                      VARIATION   %
                                        2004       2003
     M I N  E
PERFORATION       (METERS)             78,608     72,743       5,865     8%
ORE               (000MT)               7,532      5,231       2,301    44%
ORE GRADE                    %          0.500      0.529      (0.029)   (5%)
LEACH ORE         (000 MT)              7,686      7,486         200     3%
ORE GRADE                    %          0.269      0.287      (0.018)   (6%)
WASTE             (000 MT)              4,014      3,562         452    13%
STRIPPING RATIO   W/(O+L)                0.26       0.28       (0.02)   (7%)
STRIPPING RATIO   (L+W)/O                1.55       2.11       (0.56)  (27%)
MATERIAL MOVED    (000 MT)             19,232     16,278       2,954    18%

CONCENTRATOR RECOVERY                   78.63      77.55        1.08     1%

    CONCENTRADOR
CONCENTRATES PRODUCED                 108,743     81,876      26,867    33%
COPPER CONTAINED RECOVERED             29,374     21,503       7,871    37%

    GRADES COPPER IN CONCENTRATES
  PRODUCED                   %         27.01       26.26        0.75     3%
POUNDS OF COPPER PRODUCED         64,757,800  47,406,230  17,351,570    37%
SILVER CONTAINED IN
  CONCENTRATES               KGS.     14,661      11,531       3,130    27%
GOLD CONTAINED IN
  CONCENTRATES               KGS.         56          38          18    47%
MOLLY CONTAINED PRODUCED                 998         713         285    40%

   SX-EW PLANTS
COPPER CATHODES PRODUCED               5,839       5,473         366     7%
POUNDS  OF COPPER
  PRODUCED                   LB.  12,872,304  12,066,531     805,773     7%

   SMELTER
CONCENTRATES PURCHASED                83,262      54,472      28,790    53%
CONCENTRATES SMELTED                 210,392     137,070      73,322    53%
TOTAL SMELTED                        276,725     181,412      95,313    53%
COPPER CONTAINED                      81,231      56,629      24,602    43%
COPPER RECOVERED             %         97.81       97.49        0.32     0%

PRODUCTION  IN MT
COPPER ANODES                         63,904      43,200      20,704    48%

POUNDS OF COPPER PRODUCED        139,705,303  94,453,950  45,251,353    48%
SULFURIC ACID PRODUCED               205,850     132,700      73,150    55%
SILVER CONTAINED
IN ANODES PRODUCED          KGS.      29,929      42,162     (12,233)  (29%)

GOLD CONTAINED
IN ANODES PRODUCED          GRS.     165,580     173,714      (8,134)   (5%)




    R E F I N E R Y
COPPER CATHODES PRODUCED              50,041      34,185      15,856    46%
POUNDS OF COPPER PRODUCED   LB.  110,320,796  75,365,580  34,955,216    46%

    ROD PLANT
COPPER ROD PRODUCED                   16,864      11,848       5,016    42%
POUNDS OF COPPER PRODUCED   LB.   37,177,929  26,118,887  11,059,042    42%
    PRECIOUS METALS PLANT
GOLD REFINED                Oz.        3,223       4,836      (1,613)  (33%)
SILVER REFINED              Oz.      594,250   1,413,443    (819,196)  (58%)

TOTAL CONTAINED COPPER
  PRODUCT T.M.S             TMS       54,856      43,230      11,626    27%












































              INDUSTRIAL MINERA MEXICO/MINERALES METALICOS DEL NORTE
                    SUMMARY OF PRODUCTION OF MINES AND PLANTS
                    ACUMULATED AS OF MARCH 31st, 2004 AND 2003
                                 (METRIC TONS)

       C O N C E P T                                          VARIATION    %
                                            2004      2003
         UNDERGROUND MINES

M I N E S
MILLED TONS                              1,090,532 1,062,978    27,554     3

C O N C E N T R A T E S
ZINC                                        61,408    59,594     1,814     3
LEAD                                         9,587     9,927      (340)   (3)
COPPER                                      19,156    19,129        27     0

CONTENTS
ZINC                                        33,404    32,324     1,080     3
LEAD                                         4,817     5,389      (572)  (11)
COPPER                                       3,968     4,403      (435)  (10)
SILVER   (KGS)                              79,796    82,781    (2,985)   (4)
GOLD     (KGS)                              46.035    66.408   (20.373)  (31)

         P L A N T S

SAN LUIS COPPER SMELTER
GOLD     (KGS)                                 151       200       (49)  (25)
SILVER   (KGS)                              62,489    74,177   (11,688)  (16)
COPPER BLISTER                               5,500     6,006      (506)   (8)
ARSENIC                                        438       452       (14)   (3)

SAN LUIS ZINC REFINERY
GOLD     (KGS)                                   2         2         0     0
SILVER   (KGS)                               4,278     3,954       324     8
ZINC REFINED                                27,427    24,191     3,236    13
SULFURIC ACID                               48,535    43,692     4,843    11
CADMIUM                                        185       170        15     9
 TOLLING
GOLD     (KGS)                                  29        39       (10)  (26)
SILVER   (KGS)                              31,011    37,131    (6,120)  (16)
LEAD                                         5,030     4,110       920    22

COAL PLANT
COKE                                         9,097    21,361   (12,264)  (57)
COAL                                        82,808   105,962   (23,154)  (22)










                         MEXICANA DE CANANEA S.A. D E C.V.
                COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                  ACUMULATED AS OF MARCH 31st, 2004 AND 2003

     C O N C E P T                                              VARIATION  %
                                           2004        2003
         M I N E

PERFORATION      (METERS)                173,943      103,165     70,778   69%
ORE              (000 MT)                  6,738        3,369      3,369  100%
ORE GRADE                         %        0.623        0.532      0.091   17%
LEACH ORE        (000 MT)                  6,580        7,321       (741) (10%)
ORE GRADE                         %        0.288        0.249      0.039   16%
WASTE            (000 MT)                  9,576        3,077      6,499  211%
STRIPPING RATIO  W/(O+L)                    0.72         0.29       0.43  148%
STRIPPING RATIO  (L+W)/O                    2.40         3.09      (0.69) (22%)

MATERIAL MOVED   (000 MT)                 22,894       13,767      9,127   66%

CONCENTRATOR RECOVERY             %        81.23        79.48       1.75    2%

    CONCENTRATOR

CONCENTRATES PRODUCED                    127,199       50,847     76,352  150%
COPPER CONTAINED RECOVERED                33,899       14,094     19,805  141%

    GRADES

COPPER IN CONCENTRATES PRODUCE    %        26.65        27.72      (1.07)  (4%)
POUNDS OF COPPER PRODUCED             74,735,428   31,071,716 43,663,712  141%
SILVER CONTAINED IN CONCENTRATE   KGS     11,155        4,484      6,671  149%
GOLD CONTAINED IN CONCENTRATES    KGS        177           44         73  166%

    SX-WE PLANTS

COPPER CATHODES PRODUCED                  12,109        9,877      2,232   23%
POUNDS OF COPPER PRODUCED        LB.  26,695,992   21,774,399  4,921,593   23%

TOTAL CONTAINED COPPER PRODUCED  TMS      44,742       23,851     20,891   88%


















            INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE
                              COST OF PRODUCTION
                   ACUMULATED AS OF MARCH 31st, 2004 AND 2003
                                 (US DOLLARS)
           C O N C E P T
                                              2004     2003   VARIATION    %
        COST PER MT MILLED

CHARCAS                                       13.98    13.37     0.60       5

SAN MARTIN                                    16.16    15.02     1.14       8

TAXCO                                         27.96    26.72     1.24       5

SANTA BARBARA                                 18.32    17.00     1.32       8

      AVERAGE COST                            17.21    16.17     1.05       6

TOTAL PRODUCTION COST-MINES (000)            19,306   17,679    1,627       9



        COST PER MT PROCESSED

SAN LUIS COBRE (BLISTER)                     671.91   589.92     81.99     14

SAN LUIS ELECTROLITIC (Refined Zinc)         411.51   388.27     23.23      6

NUEVA ROSITA (COKE)*                         221.33   109.23    112.10    103

TOTAL PRODUCTION COST-PLANTS (000)           17,474   14,947     2,527     17

TOTAL PRODUCTION COST-IMM (000)              36,780   32,626     4,154     13


*COST PER MT OF PRODUCED COKE





















                                 MINERA  MEXICO
                                METALS INVENTORY

                                         MARCH 31st MARCH 31st   VARIATION
                                            2004        2003        %
GOLD                             (KG)
 CONCENTRATE                                  169          85       99
 IN PROCESS                                    40         431      (91)
 FINISHED                                      33          53      (38)

           TOTAL                              242         569      (57)

SILVER
                                 (KG)
  CONCENTRATE                               16,445      19,656      (16)
 IN PROCESS                               168,549     209,842      (20)
 FINISHED                                  12,371      21,004      (41)

           TOTAL                          197,365     250,502      (21)

LEAD                            (MT)
 CONCENTRATE                                  890         682       30
 IN PROCESS                                17,103      16,713        2
 FINISHED                                       0           9     (100)

           TOTAL                           17,993      17,404        3

COPPER                          (MT)
 CONCENTRATE                                9,600       5,782       66
 IN PROCESS                                26,038      26,344       (1)
 FINISHED                                   4,280       8,894      (52)

           TOTAL                           39,918      41,020       (3)

ZINC                            (MT)
 CONCENTRATE                                5,506       8,259      (33)
 IN PROCESS                                 9,907      11,116      (11)
 FINISHED                                   5,730       6,775      (15)

           TOTAL                           21,143      26,150      (19)

TOTAL GROUP (THOUSANDS OF DOLLARS)        132,637     129,425        2















                    MEXICANA DE COBRE / MEXICANA DE CANANEA
                    COMPARATIVE SUMMARY OF PRODUCTION COST
                   ACUMULATED AS OF MARCH 31st. 2004 AN 2003

                                                     U S      D O L L A R S
MEXICANA DE COBRE
                                           2004     2003   VARIATION   %
   MINE-CONCENTRATOR

COST PER MT MINED                           0.58      0.56     0.02     4%
COST PER MT MILLED                          4.12      4.28    (0.16)   (4%)
TOTAL PRODUCTION COST (000)               30,752    22,416    8,336    37%

   SX-EW PLANTS

COST PER MT OF CATHODES PRODUCED          375.25    419.68   (44.43)  (11%)
TOTAL PRODUCTION COST (000)                2,191     2,297     (106)   (5%)

   S M E L T E R

COST PER MT OF ANODES PRODUCED            245.84    256.93   (11.09)   (4%)
TOTAL PRODUCTION COST (000)               15,710    11,100    4,610    42%

   R E F I N E R Y

COST PER MT OF ANODES PRODUCED             68.31     81.33   (13.02)  (16%)
TOTAL PRODUCTION COST (000)                3,418     2,780      638    23%

   ROD PLANT

COST PER MT OF ROD PRODUCED                73.44     91.78   (18.34)  (20%)
TOTAL PRODUCTION COST (000)                1,239     1,087      152    14%

   PRECIOUS METALS PLANT

COST PER MT OF SLIMES PROCESSED         5,241.36  3,182.79 2,058.57    65%
TOTAL PRODUCTION COST (000)                  758       722       36     5%

   TOTAL PRODUCTION COST (000)            54,068    40,402   13,666    34%

                                          US  CENTS PER POUND OF Cu PRODUCED

MINE CONCENTRATOR                           47.5      47.2      0.3     1%
SX-EW PLANTS                                17.0      19.0     (2.0)  (11%)
SMELTER                                     11.2      11.8     (0.6)   (5%)
REFINERY                                     3.1       3.7     (0.6)  (16%)
ROD PLANT                                    3.3       4.2     (0.9)  (21%)

                                                 U S    D O L L A R S
                                           2004      2003   VARIATION    %
   MEXICANA DE CANANEA

   MINE CONCENTRATOR
COST PER MT MINED                           0.87      0.92    (0.06)    (6%)
COST PER MT MILLED                          4.28      4.75    (0.47)   (10%)
TOTAL PRODUCTION COST (000)               28,638    15,880   12,758     80%


                                                 U S    D O L L A R S
   SX-EW PLANTS

COST PER MT OF CATHODES PRODUCED          507.99    459.14    48.85     11%
TOTAL PRODUCTION COST (000)                6,151     4,535    1,616     36%
  TOTAL PRODUCTION COST (000)             34,789    20,415   14,374     70%

                                          US  CENTS PER POUND OF Cu PRODUCED
MINE CONCENTRATOR                           38.3      51.1    (12.8)    (25%)
SX-EW PLANTS                                23.0      20.8      2.2      11%